UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period    ended:
June 30, 2024

024-12389
(Commission File Number)

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation    or    organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Caution Regarding Forward-Looking Statements

We make statements in this semi-annual report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference into this semi-annual report.

The forward-looking statements included in this semi-annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	our ability to effectively deploy the proceeds raised in our Offering;

·	ability to attract and retain Investors to the Platform;

·	risks associated with breaches of our data security;

·
public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

·	climate change and natural disasters that could adversely affect our Projects and our business;

·	changes in economic conditions generally and the renewable energy and securities markets specifically;

·	limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

·	our failure to obtain necessary outside financing;

·	risks associated with derivatives or hedging activity;

·	intense competition in U.S. renewable energy markets that may limit our ability to attract or retain energy offtakers;

·	defaults under Supporting Contracts (see "Summary of Supporting Contracts" in the Offering Circular);

·	increased interest rates and operating costs;

·	the risk associated with potential breach or expiration of a ground lease, if any;

·	our failure to successfully construct, interconnect, operate or maintain the Projects;

·	exposure to liability relating to environmental and health and safety matters;

·	the failure of Projects to yield anticipated results;

·	our level of debt and the terms and limitations imposed on us by our debt agreements;

·	our ability to retain our executive officers and other key personnel of our Manager;

·	the ability of our Manager to source, originate and service our loans;

·	the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

·
regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and SEC guidance related to Regulation A, or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

·
changes in business conditions and the market value of our Projects, including changes in renewable energy policy, interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

·	our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

·
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

·	changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report. All forward-looking statements are made as of the date of this semi-annual report and the risk that actual results will differ materially from the expectations expressed in this semi-annual report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this semi-annual report, including, without limitation, those named above and those named under "Risk Factors" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report will be achieved.

Our Business

Energea Portfolio 4 USA LLC (the "Company") is a limited liability company organized under the laws of Delaware. The Company has elected to be treated as a corporation for tax purposes. The Company's day-to-day operations are managed by Energea Global LLC (the "Manager").

The Company was created to invest in the acquisition, development, and operations of solar energy projects in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities to offtakers who purchase the power or the environmental commodities under long term contract (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

Projects will be owned by special-purpose entities (each, a "SPE"). Each SPE is organized as a U.S. limited liability company. Under U.S. law, the assets and liabilities of a LLC are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Description of Property

As of the date of this semi-annual report, the Company holds four Projects. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested	Form 1-U
West School	Phytoplankton Ponus Ridge Solar LLC	240 kW	$494,821	$337,000	Link
Waltham	Phytoplankton 360 Waltham Solar LLC	466 kW	$878,557	$775,678	Link
Fresno Airport	Energea Fresno LLC	1.8 MW	$2,822,179	$2,016,580	Link
Redwood Valley	Energea Redwood LLC	95 kW	$87,260*	$2,900	Link
Total			$4,195,557	$3,132,158
*Estimates cost for Redwood Valley assumes a complete project refurbishment in 2028.

Item 1. Management Discussion and Analysis of Financial Condition and Result of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in herein (see "Caution Regarding Forward-Looking Statements"). Unless otherwise indicated, the latest results discussed below are as of June 30, 2024.

Summary of Key Accounting Policies

Investments
For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment
The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

·	Indicators of impairment - Consider whether indicators of impairment are present

·
Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset (group) in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

·
Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset (group) exceeds its fair value.

Revenue Recognition
The company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

·	Step 1: Recognize the contract with the Customer

·	Step 2: Specify performance obligations

·	Step 3: Establish transaction price

·	Step 4: Allocate transaction price to performance obligations

·	Step 5: Recognize revenue

Market Outlook and Recent Trends

The U.S. solar energy sector, characterized by its exceptional complexity, presents a myriad of unique micro-markets rather than a single, homogeneous environment. This complexity is born out of the intricate layering of federal energy and trade policies, federal and state tax policies, state-specific energy frameworks, and utility-level regulations, all of which are administered by various regulatory bodies. Our company has adeptly navigated this landscape, focusing on select markets and submarkets where we anticipate favorable conditions for solar project investing.

Our targeted markets are chosen through a comprehensive analytical approach that identifies regions where solar investment conditions are optimal. We evaluate local market dynamics, incentive structures, and regulatory policies to uncover opportunities for growth. By focusing on high-quality customers with reliable credit profiles and a vested interest in renewable energy, we position ourselves for sustained growth and reduced investment risk.

Moreover, we have identified a strategic opportunity in the acquisition of aging solar projects. Our ability to discern value enables us to acquire assets like the Redwood Valley Project and the Fresno Airport Project at attractive prices. These ventures, after over a decade under previous management, offer a niche for us to buy at favorable valuations, update and enhance equipment, renegotiate PPAs, and give these projects an extended operational life and improved financial performance. The strategy to rejuvenate older solar installations complements our investment in new projects, creating a holistic approach to portfolio development. We capitalize on established grid connections and existing infrastructure, underscoring our commitment to sustainability and efficient use of resources.

In summary, our forward-looking strategy in the U.S. solar market is two-pronged: We focus on prime solar markets in states with strong policy and harness the potential of older solar projects through strategic acquisitions and refurbishments. As we look ahead, we are poised to leverage data-driven insights and adaptive strategies to maximize financial returns for our Class A shareholders.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. To date, the Company has not made a profit, although it has had distributable cash flow. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

·	Sale of Energy under Solar Leases

·	Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities

·	Net Proceeds from Capital Transactions including proceeds from the sale or refinancing of Projects

·	Liquidated Damages from Construction Agreements
o Penalties paid by EPC Contractors when Projects are delivered behind schedule
o LDs are not booked as revenue but are considered distributable cash flow

When the Company has distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Cash flow, if any, is distributed to the Investors and the Manager in the following order of priority:

·	First, a preferred return equal to a 6% IRR (to Class A Investors (the "Preferred Return");

·	Thereafter, any additional cash flow 80% to the Investors and 20% to the Manager (the "Promoted Interest")

Calculation of Preferred Return

The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 6% ("Adjusted NOI"). The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Promoted Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To date, the Company has not made a profit, although it has had distributable cash flow. To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital for U.S. federal income tax purposes.

Calculation of Promoted Interest

If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive a 6% IRR), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the Manager and the Investors where the Manager will get 20% of the excess and Investors will get 80% of the excess.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on the Projects net income for the preceding month minus any amounts held back for reserves. Cash flow is first used to pay Project-level operating expenses prior to determining distributable cash flow (as defined below).    Cash flow from Projects can be generated in three ways:

·	payments from Power Purchase Agreements and Purchase and Sale Agreement for Environmental Commodities;

·	proceeds from the sale or refinance of Projects; and

·	Liquidated Damages under Construction Agreements.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate.

To the extent the Company has distributable cash flow but has not made a profit, such distributions are considered a return of capital and reported to Investors on a Form 1099-B. In future years, as more of the Projects are constructed, we anticipate the Company to be profitable. Distributions from profits will be classified as dividends and reported to Investors on a Form 1099-DIV.
Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, figures in the table below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the Manager has received its Promoted Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the Manager does not receive its Promoted Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (70%)	Promoted Interest* (30%)	Class A Investor Distributions**	Cash on Cash Yield***
10/29/21	1,863.54	1,800.75	62.79	-	1,863.54	0.19%
11/30/21	2,069.77	1,972.32	97.45	-	2,069.77	0.20%
12/24/21	1,672.23	1,605.48	66.75	-	1,672.23	0.16%
2021 Total	$5,605.54	$5,378.55	$226.99	$0.00	$5,605.54	1%
1/26/22	3,341.03	3,211.77	129.26	-	3,341.03	0.32%
2/24/22	928.47	892.57	28.72	7.18	921.29	0.08%
3/29/22	1,520.21	1,505.01	15.20	-	1,520.21	0.14%
4/29/22	257.37	239.48	17.89	-	257.37	0.03%
5/31/22	1,522.02	1,416.23	105.79	-	1,522.02	0.14%
6/30/22	6,805.81	6,343.86	369.56	92.39	6,713.42	0.63%
7/29/22	10,186.42	10,186.42	-	-	10,186.42	0.94%
8/27/22	10,369.88	9,598.53	617.08	154.27	10,215.61	0.95%
9/27/22	9,030.53	8,404.69	625.84	-	9,030.53	0.83%
10/27/22	7,087.15	6,531.83	555.32	-	7,087.15	0.59%
11/29/22	7,397.12	6,817.51	579.61	-	7,397.12	0.58%
12/28/22	6,292.48	5,799.42	493.06	-	6,292.48	0.46%
2022 Total	$64,738.49	$60,947.32	$3,537.33	$253.84	$64,484.65	5.69%
1/27/23	7,474.82	6,889.12	585.70	-	7,474.82	0.50%
2/27/23	6,450.12	5,815.77	507.48	126.87	6,323.25	0.38%
3/27/23	7,627.85	6,913.90	571.16	142.79	7,485.06	0.42%
4/27/23	7,223.89	6,603.84	496.04	124.01	7,099.88	0.37%
5/30/23	9,128.07	8,338.42	631.72	157.93	8,970.14	0.43%
6/26/23	9,982.82	9,088.32	715.60	178.9	9,803.92	0.44%
7/25/23	9,449.19	8,665.49	626.96	156.74	9,292.45	0.40%
8/28/23	10,054.19	9,247.04	645.72	161.43	9,892.76	0.41%
9/27/23	10,556.69	9,842.59	571.28	142.82	10,413.87	0.41%
10/27/23	13,420.03	12,410.08	807.96	201.99	13,218.04	0.48%
11/24/23	13,954.97	12,902.52	841.96	210.49	13,744.48	0.48%
12/26/23	17,437.31	16,185.99	999.34	251.98	17,185.33	0.59%
2023 Total	$122,759.95	$112,903.08	$8,000.92	$1,855.95	$120,904.00	5.31%
1/26/24	17,008.87	15751.07	1,006.06	251.74	16,757.13	0.57%
2/27/24	9,862.79	9,206.26	525.04	131.49	9,731.30	0.56%
3/26/24	18,687.60	16,922.56	1,411.40	353.64	18,333.96	0.31%
4/26/24	19,576.96	18,134.53	1,370.29	72.14	19,504.82	0.55%
5/24/24	26,630.43	24,895.93	1,734.50	-	26,630.43	0.76%
6/27/24	33,046.72	30,887.56	2,159.16	-	33,046.72	0.92%
7/26/24	19,054.09	17,548.88	1,354.69	150.52	18,903.57	0.50%
8/27/24	14,539.37	13,220.42	1,055.16	263.79	14,275.58	0.37%
2024 Total	$158,406.83	$146,567.20	$10,616.30	$1,223.32	$157,183.51	4.53%
TOTAL	$351,510.81	$325,796.15	$22,381.54	$3,333.11	$348,177.70	16.08%

*Note: Energea reserves the right to reduce its Asset Management Fees and Promoted Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Asset Management Fees and Promoted Interest paid to our Manager, see "Compensation of Directors and Executive Officers" in the Offering Circular.

**Note: Class A Investor distributions are equal to the Preferred Return plus additional cash flow, please see "Calculating Distributions" above for more information.

***Note: Monthly Cash on cash yield values are calculated by dividing the Investor Distributions amount (which also includes distributions to the Manager or its affiliates if they own Class A Investor Shares) by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash on cash yields are calculated by summing all monthly cash on cash yields for the respective year.

Past Operating Results

The Company experienced significant changes in its operating results from its inception through December 31, 2023, with increased revenue from operating Projects, but also increased operating expenses related to the costs of maintaining a larger portfolio. Additionally, there was a notable increase in assets as we acquired additional Projects (see "Description of Property"). We anticipate seeing a significant increase in revenue in future years as new Projects are acquired. Throughout 2024, the Company met cash flow projections by selling power and environmental commodities for West School, Waltham, Redwood Valley and Fresno Airport.

Operating Results for Semi-Annual Period ended June 30, 2024

For the semi-annual period ended June 30, 2024, the Company invested a total of $3,408,807. During the period of January 1, 2024, to June 30, 2024, the Company has generated $224,238 in revenue.

As of June 30, 2024, the Company has had assets totaling $4,152,184 on its balance sheet, including property and equipment of $3,253,850, net of depreciation, current assets of $626,476 and operating lease right-of use assets of $271,858. As of June 30, 2024, the Company had liabilities and members equity totaling $4,152,184, including current liabilities of $377,588, long-term operating lease liability of $289,351 and members' equity of $3,485,245.

For the semi-annual period ending June 30, 2024, the Company continued its upward trend, which suggests that it is on track for another year of increased revenue. This revenue growth aligns with the Company's continued investments in the first half of 2024. By June 30, 2024, the Company's assets had further increased, driven by additional property and equipment investments and growth in current assets. The increase in both revenue and assets highlights the Company's ongoing expansion and strong performance through the first six months of 2024.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering, it might make up the shortfall through borrowing. The Manager will make this decision on an as-needed basis. As of the date of this semi-annual report, neither the Company nor the Projects have any loans.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the Manager and from undistributed funds from our operations. As of June 30, 2024, the Company had $526,918 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing the Fresno Airport Project.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 2. Other Information

None.

Item 3. Consolidated Financial Statements

Consolidated Balance Sheet

	As of 06/30/24	As of 12/31/23
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	$ 526,918	$ 141,222
Due from related entity	-	-
Other current assets	99,558	78,747
Total current assets	626,476	219,969

Property and equipment, net
Construction in progress	483,966	153,142
Property and equipment	2,924,841	2,924,841
Total property and equipment	3,408,807	3,077,983
Less accumulated depreciation	(154,957)	(102,086)
Property and equipment, net	3,253,850	2,975,897

Operating lease right-of-use asset	271,858	286,961

Total assets	$ 4,152,184	$ 3,482,827

Liabilities and members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 371,944	$ 226,606
Operating lease liability, current portion	4,765	4,217
Due to related entities	879	2,600
Total current liabilities	377,588	233,423

Operating lease liability, long-term portion	289,351	294,116

Total liabilities	666,939	527,539

Members' equity	3,485,245	2,955,288

Total liabilities and members' equity	$ 4,152,184	$ 3,482,827

Consolidated Statements of Operations

	For the Six Months	For the Six Months
	Ended 06/30/24	Ended 06/30/23
	Unaudited	Unaudited

Revenue	$ 224,238	$ 63,529

Projects operating expenses:
Depreciation	52,871	27,552
Accounting expenses	3,200	-
Insurance	28,890	-
Land rental	53,886	54,372
Operation and Maintenance	1,859	-
Other general and administrative expenses	5,739	1,487
Total portfolio operating expenses	146,445	83,411

Portfolio operating expenses:
Depreciation	-	-
Accounting expenses	22,800	16,250
Insurance	-	-
Management fees and carry	21,220	11,593
Regulatory expenses	8,100	2,100
Other general and administrative expenses	1,513	177
Total portfolio operating expenses	53,633	30,120

Gain( loss) from operations	24,160	(50,002)

Other operating income (expense):
Taxes	(3,900)	(1,500)
Interest income	6,124	-
Interest expense	(535)	-
Other operating income(expenses)	8,854	-
Total project operating expenses	10,543	(1,500)

Net gain(loss)	$ 34,703	$ (51,502)

Consolidated Statements of Change in Member's Equity

	Common Shares		Investor Shares		Non -controlling Member Equity	Accumulated Deficit	Total Members' Equity
	Shares	Amount	Shares	Amount

Members' equity, January 1, 2022	1,000,000	-	1,027,383	$1,006,711	$168,711	$(46,328)	$1,129,094

Issuance of investor shares	-	-	317,371	333,515	-	-	333,515
Interest in subsidiaries	-	-	-	-	265,152	-	265,152
Non-dividend distributions	-	-	-	(64,484)	(7,250)	-	(71,734)
Net loss	-	-	-	-	-	(36,550)	(36,550)

Members' equity, December 31, 2022	1,000,000	$ -	1,344,754	1,275,742	426,613	(82,878)	1,619,477

Issuance of investor shares, net of issuance costs of $50,000	-	-	1,445,616	1,492,558	-	-	1,492,558
Non-dividend distributions	-	-	-	(120,904)	(11,488)	-	(132,392)
Net loss	-	-	-	-	-	(24,355)	(24,355)

Members' equity, December 31, 2023(Audited)	1,000,000	$ -	2,790,370	$2,647,396	$415,125	$(107,233)	$2,955,288

Issuance of investor shares, net of issuance costs of $87,938	-	-	662,256	625,107	-	-	625,107
Non-dividend distributions	-	-	-	(124,005)	(5,848)	-	(129,853)
Net gain	-	-	-	-	-	34,703	34,703

Members' equity, June 30, 2024(Unaudited)	1,000,000	$ -	3,452,626	$3,148,498	$409,277	$(72,530)	$3,485,245

Consolidated Statements of Cash Flows

	For the Six Months	For the Six Months
	Ended 06/30/24	Ended 06/30/23
	Unaudited	Unaudited

Cash flows from operating activities:
Net gain	$ 34,703	$ (51,502)
Depreciation	52,871	27,552
Non-cash lease expense	10,886	-
Changes in assets and liabilities:
Due from related entity	-	(52,103)
Other current assets	(20,811)	102,393
Accounts payable and accrued expenses	145,338	7,390
Due to related entities	(1,721)	(67,086)
Total cash flows from operating activities	221,266	(33,356)

Cash flows from investing activities:
Purchases of property and equipment	(330,824)	(756,571)
Total cash flows from investing activities	(330,824)	(756,571)

Cash flows from financing activities:
Proceeds from issuance of investor shares	713,045	778,392
Non-dividend distribution	(129,853)	(52,720)
Investor shares issuance costs	(87,938)	-
Total cash flows from financing activities	495,254	725,672

(Decrease)increase in cash	385,696	(64,255)

Cash at the beginning of the year	141,222	226,756

Cash at the end of the year	$ 526,918	$ 162,501

Supplemental disclosure of non-cash activities:
Adoption of ASC No. 2016-02:
Operating lease right-of-use asset	$ -	$ 302,604
Operating lease liability	$ -	$ 302,604

Notes to Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 4 USA LLC (the "Company") is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects ("Projects") in the United States. The Company is managed by Energea Global LLC (the "Managing Member"). The Company commenced operations on March 11, 2021

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interests, tax equity and debt. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering (the "prior offering") of its Class A Investor Shares pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended, for the purpose of raising capital to fund ongoing Project development activities. Through June 30, 2024, the Company raised $3,463,496, net of $175,188 issuance costs. The Company may, in the future, offer additional Class A Investor Shares pursuant to Regulation A.

As of June 30, 2024 the Company has invested in four Projects. In 2022, the Company acquired the assets of MCP Solar Assets Partners II, LLC for $1. Following this acquisition, the Company formed two new entities: Energea Fresno, LLC and Energea Redwood, LLC. The acquired assets were considered to have no value. The Redwood Project was already operational at the time of the purchase, while the Fresno Project was acquired for the purpose of re-energizing an existing, non-functioning, solar project. As of June 30, 2024, the Company had completed 76% of the construction of the Fresno Project and the Project was partially operational.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly owned subsidiaries and controlled entities including partially owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The VOE entities are Phytoplankton Ponus Ridge Solar LLC ("West School") and Phytoplankton 360 Waltham Solar LLC ("Waltham"). The VIE entities include Energea Fresno LLC ("Fresno Airport") and Energea Redwood LLC ("Redwood Valley"). The accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents.

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents maturing with original maturities of 90 days or less.

Capitalization and investment in Project assets

A Project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a Project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable Project include the following:

·	The identification, selection and acquisition of sufficient area required for a Project;

·	The confirmation of a regional electricity market;

·	The confirmation of acceptable electricity resources;

·	The confirmation of the potential to interconnect to the electric transmission grid;

·	The determination of limited environmental sensitivity; and

·	The confirmation of local community receptivity and limited potential for organized opposition.

All Project costs are expensed during the development phase. Once the milestones for development are achieved, a Project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a Project is placed into commercial service, all accumulated costs are reclassified from CIP to property and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 30 years. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to it carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

In accordance with Accounting Standards Codification (ASC 606-10-50), revenue is recognized when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. On our case, the promised goods or services is the delivery of energy commodities and the electricity produced by the Projects.

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the Projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2033 through 2043, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the Projects in power purchase agreements. As of June 30, 2024, the Company expects to record $10,823,559 (unaudited) of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Solar Lease Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Income taxes

The Company has elected to be taxed as a C-Corporation for Federal, State and local income tax reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements. Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and assessed events occurring after the period ending June 30, 2024, up until September 30, 2024, when the consolidated financial statements were ready for release. As of June 30, 2024, the Company has made partial progress on the Fresno Project, which has started generating revenue. The anticipated completion date for the Fresno Project is December 2024.

Note 2 - Property and Equipment

At June 30, 2024, the Company was in the process of developing and constructing Fresno Airport. All Project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, legal, permits, fees and other costs. The facility was partially completed in October 2023 and incurred a total of $1,551,464 of costs.

The Company is depreciating Fresno Airport using the straight-line method over a period of 30 years. Depreciation expense for the period ended June 30, 2024 and December 31, 2023 was $38,787 and $12,929, respectively. The balance of construction in progress at June 30, 2024 was $483,966.

During December 2022, the Company completed construction of Waltham at a cost of $878,557 and is depreciating the facility using the straight-line method over a period of 30 years. Depreciation expense for the period ended June 30, 2024 and December 31, 2023 was $44,009 and $29,367, respectively.

During September 2021, the Company completed construction of West School at a cost of $494,821 and is depreciating the facility using the straight-line method over a period of 20 years. Depreciation expense for the period ended June 30, 2024 and December 31, 2023 was $72,161 and $59,791.

The Company's property and equipment as of June 30, 2024 and December 31, 2023, is outlined in the following roll-forward summary:

	2024	2023
Beginning property and equipment	3,077,983	1,405,693
Additions	330,824	1,672,290
Ending property and equipment	$ 3,408,807	$ 3,077,983

Beginning accumulated depreciation	(102,086)	(35,134)
Depreciation	(52,871)	(66,952)
Ending Accumulated Depreciation	$ (154,957)	$ (102,086)

Property and equipment, net	$ 3,253,850	$ 2,975,897

Property and equipment consisted of the following at June 30, 2024 and December 31, 2023:

Project Name	Entity Name	2024	2023

West School	Phytoplankton Ponus Ridge Solar LLC	$ 422,659	$ 435,030
Waltham	Phytoplankton 360 Waltham Solar LLC	834,548	849,190
Fresno Airport	Energea Fresno LLC	1,996,643	1,691,677

TOTAL		$ 3,253,850	$ 2,975,897

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. At June 30, 2024 and December 31, 2023, the Company had $879 and $2,600 payable to the Manager for reimbursements of expenses.    These payables are included in due to related entities on the accompanying consolidated balance sheets. At June 30, 2024 and December 31, 2023, the Company had $0 and $$0 receivables.

Note 4 - Operating Lease

The Company entered into a lease agreement for the roof area at Waltham. Annual rental payments under the lease are $43,000 which commenced in January 2023.The lease expires 20 years after the date of commencement. Termination    of the lease is generally    prohibited    unless there is a violation    under    the lease agreement. The operating lease expense was $53,886 for the period ended June 30, 2024. The discount rate used was 13.00%.

Future minimum lease payments as June 30, 2024 are as follows:

2025	$ 43,000
2026	43,000
2027	43,000
2028	43,000
2029	43,000
Thereafter	559,000
Total future undisclosed lease payments	774,000
Lease Interest	(479,884)
Lease Liability	$ 294,116

Note 5 - Commitments

In July 2023, the Company entered a Solar Facility Engineering, Procurement, and Construction Agreement (the "Agreement") with a contractor for the phase 1 of the design, construction, and installation of Fresno Airport. The total contract price was $500,378 to be paid incrementally upon the completion of certain milestones per the agreement. During November 2023, the Company signed an amendment to the Agreement for the phase 2 of the installation of the photovoltaic facility. The additional amount was $201,900. On June 14, 2024 the Company signed a second amendment to the Agreement for phase 2 of the installation of the photovoltaic facility. The additional amount was $190,728. During the period ended June 30, 2024, $589,254, of the contract was due and paid. As of June 30, 2024, $303,752, of the contract remained to be completed.

Note 6 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2024 and 2023, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 500,000,000 investor shares, which as of June 30, 2024 and December 31, 2023, 3,452,625 and 2,790,370, respectively, are issued and outstanding. The investor shares represent membership interests in the Company.

Item 4. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on March 11, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2A to the Company's Form 1-A filed January 4, 2024).

2.2**	Limited Liability Company Agreement of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2B to the Company's Form 1-A filed January 4, 2024).
2.3**	Authorizing Resolution of the Company dated March 22, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-2C to the Company's Form 1-A-2C filed January 4, 2024).
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024).
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1A-4A to the Company's Form 1-A filed January 4, 2024).
6.1**
Solar Power Purchase Agreement between Phytoplankton Ponus Ridge Solar LLC and New Canaan Public Schools dated December 2, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4B to the Company's Form 1-A filed January 4, 2024).

6.2**
Solar Photovoltaic (PV) System Construction Agreement between Centurion Solar Energy LLC and Phytoplankton Ponus Ridge Solar LLC dated December 4, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4C to the Company's Form 1-A filed January 4, 2024).

6.3**
Operation and Maintenance Agreement between Phytoplankton Ponus Ridge Solar LLC and Plankton Asset Management LLC dated as of December 11, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1A-4D to the Company's Form 1-A filed January 4, 2024).

6.4**
Development and Construction Management Agreement between Plankton Energy LLC and the Company dated March 31, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4E to the Company's Form 1-A filed January 4, 2024).

6.5**
Membership Interest Purchase Agreement between Plankton Energy LLC and the Company dated March 30, 2021 (incorporated by reference to the copy thereof filed as Exhibit 1A-4F to the Company's Form 1-A filed January 4, 2024).

11.1**	Consent of Independent Auditor (Whittlesey PC) dated June 5, 2024
11.2**	Consent of Goodwin Procter (included in Exhibit 12)
12**	Legal opinion of Goodwin Procter
* Filed herewith
**Previously filed

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chester, State of Connecticut, on September 30, 2024.

Energea Portfolio 4 USA LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Manager

Energea Global LLC

By: Energea Global LLC

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Managing Partner

Date: September 30, 2024